Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE FINANCE LIMITED ANNOUNCES EARLY RESULTS OF THE TENDER OFFER AND CONSENT SOLICITATION RELATING TO ITS 10.25% SENIOR NOTES DUE 2018

February 8, 2013 — MCE Finance Limited (the “Company”), a wholly-owned subsidiary of Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), announces the early results of the cash tender offer and consent solicitation by the Company in respect of its US$600 million 10.25% Senior Notes Due 2018 (the “Notes”).

As of 5:00 p.m. New York City Time on February 7, 2013 (the “Early Tender Deadline”), $598,620,000 aggregate principal amount, or approximately 99.8%, of the Notes have been validly tendered and the related consents have been validly delivered.

Pursuant to the terms of the tender offer, any tender, whether made before or after the Withdrawal Deadline, may no longer be withdrawn. The terms of the tender offer, including all capitalized terms not defined herein, are contained in the Offer to Purchase and Consent Solicitation Statement dated January 28, 2013 (the “Offer to Purchase”).

Holders that tendered Notes prior to the Early Tender Deadline, that were not validly withdrawn and are accepted in the tender offer, will receive on the Initial Payment Date (expected to be February 8, 2013, New York time) a Total Consideration of $1,170.87 per $1,000 principal amount tendered and accepted, which includes a $30.00 Consent Payment. Holders whose Notes are accepted for payment but who validly tendered such Notes after the Early Tender Deadline, and at or prior to the Expiration Time, will only be eligible to receive the Offer Consideration of $1,140.87 per $1,000 principal amount of Notes accepted for payment pursuant to the Tender Offer.

With the receipt of the requisite consents, the Company has executed a supplemental indenture governing the Notes, which will amend the indenture under which the Notes were issued to eliminate substantially all of the restrictive covenants and events of default and related provisions in the indenture. These amendments to the indenture will not become operative until payment for Notes validly tendered prior to the Early Tender Deadline is made by the Company.

The Tender Offer will expire at midnight, New York City time, on February 25, 2013, unless extended or earlier terminated.

The Company has appointed Deutsche Bank AG, Singapore Branch to act as the sole dealer manager (“Dealer Manager”) for the tender agent and consent solicitation. Questions regarding the tender offer and consent solicitation or requests for additional copies of the Offer to Purchase or other related documents should be directed to the tender and information agent Bondholder Communications Group, LLC (“Tender and Information Agent”), at 30 Broad Street, 46th floor, New York, NY 10004, United States, Attention: Marilyn Calvin (UK: +44 207 382 4580; US: +1 212 809 2663) or Deutsche Bank AG, Singapore Branch, at One Raffles Quay, #17-00 South Tower, Singapore 048583, Fax: +65 6883 1769, Attention: Global Risk Syndicate, with copy to Deutsche Bank Securities Inc., 60 Wall Street, 2 Floor, New York, NY 10005, United States, Attention: Liability Management Group (Toll free: +1 855-287-1922; Collect: +1 212-250-7527).

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

This press release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, the Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and related materials. Holders of the Notes should read the Offer to Purchase and related materials carefully prior to making any decision with respect to the tender offer and consent solicitation because they contain important information. Holders of the Notes and investors may obtain a free copy of the Offer to Purchase from the Tender and Information Agent or the Dealer Manager specified above.

Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. Securities may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons absent registration pursuant to the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements include statements about the Company’s beliefs and expectations regarding future events. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq: MPEL), is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities currently focused on the Macau market.

Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com

3